Exhibit 99.1

TuanChe Limited Announces the Appointment of Chief Financial Officer

BEIJING, June 15, 2023 /PRNewswire/ -- TuanChe Limited ("TuanChe" or the "Company") (NASDAQ: TC), a leading integrated automotive marketplace in China, today announced the appointment of Mr. Simon Li as chief financial officer, effective from June 15, 2023.

Mr. Simon Li has extensive experience in investment and corporate finance. Prior to joining the Company, Mr. Simon Li served as a partner at Hongmenge (Beijing) Private Equity Management Co., Ltd. from June 2020 to May 2023, leading its financing and investment portfolio management business lines. Prior to that, Mr. Li was the general manager of the capital market department of Chang'An NIO New Energy Automotive Technology Co., Ltd (now AVATR Technology (Chongqing) Co. Ltd.), a joint venture formed by Chang'An Auto and NIO. Mr. Li, as one of the founding partners, served as a managing director and the head of fund risk control at Ether Capital from April 2014 to August 2019. Mr. Li was an investment manager at Digital China from April 2012 to March 2014, and an associate manager in the transactions and restructuring department of KPMG Advisory (China) Limited from September 2009 to April 2012. Mr. Li received a bachelor's degree in international economics and trade from Beijing University of Commerce and Industry in 2007 and a degree of master of science in the field of quantitative and applied statistics from the University of Pennsylvania. Mr. Li is currently pursuing an executive master's degree of business administration in Tsinghua University.

Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe, commented, "We welcome Mr. Simon Li to our company. Mr. Li possesses substantial experience in the financial arena and is well equipped to assume the role of chief financial officer. His impressive track record of success in corporate finance and investment management is an excellent fit with our operating objectives and targets. With his skills and expertise strengthening our leadership team, I am confident in our ability to improve operating efficiency, further optimize our capital structure, and build shareholder value in both the short and long term."

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements.

For more information, please contact ir@tuanche.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's business plans and development and business outlook, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

TuanChe Limited

Investor Relations

Tel: +86 (10) 6397-6232

Email: ir@tuanche.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: tuanche@tpg-ir.com